**INDEPENDENT**
**MINING CONSULTANTS, INC.**

3560 E. Gas Road
Tucson, Arizona 85714 USA
Tel: (520) 294-9861 Fax: (520) 294-9865

Consent of Author

I, Herbert E. Welhener, MMSA-QPM, consent to public filing of the technical report entitled "MacArthur Copper Project, Amended NI 43-101 Technical Report, Preliminary Economic Assessment, Lyon County, Nevada, USA" (Technical Report) dated May 23, 2012 and amended on January 17, 2014 by Quaterra Resources, Inc.

I also consent to any extracts from or a summary of the Technical Report in the press release titled "Quaterra Releases Favorable Preliminary Economic Assessment On MacArthur Oxide Resource Showing Potential For Large-Scale Copper Mine With Long-Term Cash Flows" dated 23 May 2012 (the "Press Release"), by Quaterra Resources, Inc.

I certify that I have read the News Release dated May 23, 2012 filed by Quaterra Resources, Inc. and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated 17th day of January, 2014.

Herbert E. Welhener

Herbert E. Welhener